UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number:
Expires: August 31, 2020
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8 - 69523

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2018_____ AND ENDING _____12/31/2018_____
                                        MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TIGERRISK CAPITAL STRATEGIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Avenue of the Americas, Suite 3005
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name — if individual, state last, first, middle name)

488 Madison Avenue, Floor 3	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Randall Dulecki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tigerrisk Capital Strategies LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title



JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified In Queens County
Commission Expires July 9, 2022

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIGERRISK CAPITAL STRATEGIES LLC

Financial Statement
December 31, 2018

TIGERRISK CAPITAL STRATEGIES LLC

Index

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-6



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member and Those Charged with Governance
TigerRisk Capital Strategies LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TigerRisk Capital Strategies LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2015.

New York, New York
February 26, 2019

TIGERRISK CAPITAL STRATEGIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	6,885,891
Accounts receivable		1,333,250
Due from clearing broker		281,920
Prepaid expenses		171,199
Reimbursable client expenses		140,573
Fixed assets, net of depreciation of $226,572		108,518
Due from affiliates		93,483
TOTAL ASSETS	$	9,014,834

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES

Due to affiliates	$	1,987,401
Deferred revenue		800,000
Accounts payable and accrued expenses		605,106
Deferred rent		159,155
Total liabilities		3,551,662
MEMBER'S CAPITAL		5,463,172
Total liabilities and member's capital	$	9,014,834

The accompanying notes are an integral part of this statement of financial condition.

Note 1. ORGANIZATION

TigerRisk Capital Strategies LLC (the "Company"), a wholly-owned subsidiary of TigerRisk Partners LLC (the "Parent Company"), was formed on July 3, 2008, under the Delaware Limited Liability Act. The Company acts as a broker-dealer engaging in private placement of securities, merger & acquisition advisory services, and providing related financial services. The Company, which is a member of the Financial Industry Regulatory Authority (FINRA) since May of 2015, carries no customer funds or securities and is exempt from the requirement to make computations for the determination of reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is headquartered in New York, New York.

All securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for customers or perform custodial functions related to the customer's securities.

The Company operates under the exemption provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and, according, is exempt from the remaining provision of that rule.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation:

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Estimates:

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Certain amounts included in the financial statement are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statement and actual results could differ from the estimates and assumptions.

Cash and cash equivalents:

For purposes of presentation on the statement of financial condition, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash and cash equivalents. Cash and cash equivalent balances may periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage limits.

Depreciation and Amortization:

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is provided on straight line basis using estimated useful lives of five years. Leasehold improvements are recorded at cost and amortized over the shorter of the estimated useful life or term of lease.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Accounts Receivable:

Customer accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. Customer account balances over 120 days are reviewed by management based on the customer's current creditworthiness and willingness to pay for the work performed. Based on this review, the carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that are doubtful for collection. Since all customer receivables are believed to be fully collectible, no allowance for doubtful accounts is reflected in the accompanying financial statement.

Income Taxes:

The Company is treated as a partnership for federal income tax purposes and generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statement does not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction, New York and Connecticut are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal examinations by tax authorities for years before 2015.

Fair Value:

The Company's short term financial instruments consist of cash and cash equivalents, prepaid expenses, receivables, and current liabilities. The carrying value of these short term instruments approximates their estimated fair values based on the instruments' short term nature.

Note 3. RELATED PARTY TRANSACTIONS

At December 31, 2018, the Company has due to and from affiliates in the amount of $1,987,401 and $93,483, respectively, which is reflected on the accompanying statement of financial condition. The due to affiliates represents amounts due for operational expenses and are non-interest bearing or due on demand. The due from affiliates represents amounts owed for operational expenses incurred by the affiliates and are non-interest bearing or due on demand.

The Company entered into an expense sharing agreement whereby most expenses including the Parent Company's office rental lease agreement associated with the operations of the Company are paid by the Parent Company and charged back to the Company. The expenses charged to the Company during the first quarter of the year ended December 31, 2018 were forgiven by the Parent Company and treated as capital contributions by the Company. For the year ended December 31, 2018, the Parent Company forgave $709,861 of expenses.

Some personnel have employment contracts with the Parent Company and are assigned to the Company for a portion of their time and prorated based on the amount of time required. The costs related to employees include salaries, 401k match and discretionary contribution, other benefits, and discretionary bonuses.

Note 4. PROPERTY AND EQUIPMENT

The major classes of fixed assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation/Amortization	Net
Furniture & fixtures	$ 218,760	$ (136,292)	$ 82,468
Computer & equipment	39,159	(39,159)	-
Leasehold improvements	77,171	(51,121)	26,050
Total	$ 335,090	$ (226,572)	$ 108,518

Note 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1 in the first year of operations and 15 to 1 thereafter. Net capital and aggregate indebtedness change daily. As of December 31, 2018, the Company had net capital of $3,614,502, which was $3,404,391 in excess of its required net capital of $210,111, and the ratio of aggregate indebtedness to net capital was 0.87 to 1.

Note 6. REVENUE FROM CONTRACTS WITH CUSTOMERS (TOPIC 606) AND OTHER ASSETS AND DEFERRED COSTS – CONTRACTS WITH CUSTOMERS (SUBTOPIC 340-40)

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606) and other assets and deferred costs – contracts with customers (Subtopic 340-40)," ("ASU 2014-09") that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09 requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue that is recognized. ASU 2014-09 also requires a company to capitalize expenses it expects to collect from the customer in the future.

The adoption of ASU 2014-09 as of January 1, 2018, affects all of the Company's material revenue streams. The Company applied the new guidance to all its investment banking contracts at the date of initial adoption of January 1, 2018. The non-refundable retainer fees that are recognized during the life of the Company's investment banking contracts are recognized when all performance obligations are met in accordance with the new standard. On January 1, 2018, the Company recorded a cumulative effect adjustment under the modified retrospective method of adoption of $282,500 representing deferral of revenue received in advance and $41,474 representing capitalized reimbursable expenses.

Note 7. RECENTLY ISSUED, BUT NOT YET ADOPTED ACCOUNTING STANDARDS

In February 2016, The Financial Accounting Standards Board issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company has evaluated the effect of ASC 842 on its financial statements and related disclosures. The Company notes that the new standard will not have a material impact on its financial statements.

Note 8. CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2018.